FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of July & August

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release July 27, 2004

2.

News Release August 12, 2004

3.

News Release August 27, 2004

4.

News Release August 31, 2004

5.

Interim Financial Statements for the period ended June 30, 2004

6.

Management Discussion & Analysis for the six months ending June 30, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: July 6th, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GETTY COPPER INC.

Trading Symbol TSX: GTC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

July 27, 2004

Getty Copper Inc. (TSX-Venture: GTC) (“the Company”) advises that the Integrated Market Enforcement Team of the Royal Canadian Mounted Police are investigating the events described in the company’s news release issued on July 6th 2004.  The investigation is concerned with allegations against three individuals, including two directors of Getty.  There are no allegations against the Company.  The individuals have advised that they are confident that a thorough investigation will prove that the concerns are not well founded.

For more information, please contact:

GETTY COPPER INC. (GTC: TSX-V)

Phone: (604) 682-2205

Fax:     (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)

GETTY COPPER INC.

Trading Symbol TSX: GTC

August 12, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Highland Valley Copper Announces Completion of Phase I

Exploration program on Getty Copper Inc. Highland Valley Property

Dr. Vic A. Preto, PhD, P.Eng., President, CEO and Director of Getty Copper Inc. (GTC-TSX-VENTURE) “Getty” wishes to announce that Highland Valley Copper (“HVC”) has informed Getty that Phase I of a planned two phase exploration program is complete on its property located in the Highland Valley near Kamloops, British Columbia.

The Phase I program included approximately 220 line kilometres of linecutting, 203.4 line kilometres of IP geophysical surveying and 1,436m of diamond drilling in 5 holes.  Grid controlled geological mapping was also completed to aid in prioritizing drill targets during both Phase I and Phase II.  Assays are awaited from the Phase I drilling.  HVC retained Teck Cominco Limited to carry out the exploration work.

Once all results from the Phase I program have been received, the integrated targets will be prioritized for drill testing during Phase II and presented to HVC for approval.  Phase II is tentatively planned to commence approximately mid-August.

The Phase I and II programs are part of $1,350,000 of expenditures which must be spent on the project by December 31, 2004 under the terms of a Memorandum of Understanding between HVC and Getty Copper Inc. signed December 18, 2003 (the “MOU”).  The MOU allows HVC to explore and develop certain mineral claims, in the Highland Valley, controlled by Getty Copper Inc.  Under the terms of the MOU, HVC has the right to earn an initial 51% interest in the selected claims by spending an aggregate of $5M by December 31, 2006.  This agreement does not include certain claims owned by Getty Copper Inc., which cover the Getty North and Getty South deposits.

Getty Copper Inc. also wishes to announce that it has retained the services of McCullough, O’Conner, Irwin, Barristers and Solicitors as it’s new Corporate Counsel.

Dr. Vic A. Preto, President, CEO

For further information please contact:

GETTY COPPER INC.

Suite 550 - 999 W. Hastings St.  Vancouver, BC V6C 2W2

Phone: 604-682-2205   Fax: 604-682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)

GETTY COPPER INC.

Trading Symbol TSX: GTC

August 27, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY COPPER MOVES TO CONSTRUCT PILOT TEST PLANT

Dr. Vic Preto, President and CEO of Getty Copper Inc., (TSX-Venture: GTC) is pleased to announce that the company has signed a contract with ELSAmetal S.A., of Geneva, Switzerland to undertake an extraction and pilot plant operation on samples from the Getty North Oxide Deposit.

A continuous 20 tonne per day Vat Leaching and ELSA extraction by cementation pilot plant will be used to perform the test. Results of the study will be used to validate the efficiency and economic viability of this technology on the Getty North Oxide Deposit.

Kvaerner Metal has been retained by ELSAmetal to supervise and control the data provided by the Leaching and the Extraction tests and will provide a combined cost estimate for copper production.  Kvaerner is experienced in design, engineering, building and set-up of copper extraction sites and have a broad knowledge of the new technologies (continuous vat-leaching and ELSA extraction by cementation) to be implemented in the project.

The study will take an estimated 16 weeks to complete and individual samples weighing no more that 15 tonnes shall be collected with the total sample size to be collected not exceeding 1000 tonnes.

For further information please contact:

GETTY COPPER INC.

Suite 550 - 999 W. Hastings St.  Vancouver, BC V6C 2W2

Phone: 604-682-2205   Fax: 604-682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)

GETTY COPPER INC.

Trading Symbol TSX: GTC

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

August 31, 2004 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s Second quarter ended June 30, 2004.

For the six months ended June 30, 2004, the Company’s Net loss for period is $148,581 higher than the six months ended June 30, 2003 due to the recording of  $50,644 stock option expense, which the Company records when stock or stock options are issued to employees in accordance with the vesting terms.  Also the Company accrued $151,268 for legal expenses incurred by Blakes Cassels, a law firm engaged to review the company’s December 2002 property purchase agreement.  With the flow through financing obtained in December 2003, funds are available to proceed with exploration of the mineral properties. Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves or until the mineral exploration and development ceases and/or the mineral claims are abandoned.

Financial and Operating Hightlights (Unaudited), provided by management
	Three months ended June 30,			Six months ending June 30,
	2004	2003	2004	2003
Total Revenue	$ 9,784	$ 1,036	18,336	2,046
Expenses	$ 286,990	$ 83,458	377,941	157,299
Write Down Mineral Properties	─	$ 51,730	─	55,771
Net Loss	$ 277,206	$ 134,152	359,605	211,024

Condensed Balance Sheets (Unaudited)
As at,	June 30, 2004	December 31, 2003	% change
Assets	$ 4,085,103	$ 3,962,955	3.08%
Liabilities	$ 1,028,661	$ 623,053	65.1%
Shareholders’ Equity	$ 3,056,442	$ 3,339,902	(8.49%)

Subsequent to the Six months ending June 30, 2004, 41,000 warrants were exercised at $0.22, resulting in 41,000 common shares issued for $9,020.  These warrants were from a 2002 private placement and were due to expire September 24, 2004, 584,000 warrants remain outstanding at $0.22.

On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

Suite 550 – 999 West Hastings

Vancouver, British Columbia

Robert Gardner

Canada, V6C 2W2

Contact: Robert Gardner

Director, Treasurer

Phone:  (604) 682-2205

Fax:  (604) 682-2235

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Interim Financial Statements for the period ended June 30, 2004

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED

JUNE 30, 2004

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

GETTY COPPER INC.

INTERIM BALANCE SHEETS

(UNAUDITED)

(In Canadian Dollars)

ASSETS	June 30, 2004	December 31, 2003
Current assets
Cash and short-term investments	$ 1,978,281	$ 2,083,922
Goods and services tax recoverable	20,003	6,289
Prepaid expenses	8,987	5,698

	2,007,271	2,095,909

Mineral properties (note 3)	1,897,221	1,680,471

Property, building and equipment (note 4)	180,611	186,575

	$ 4,085,103	$ 3,962,955
LIABILITIES
Current liabilities
Accounts payable	$ 797,989	$ 457,572
Loan payable (note 5)	71,463	66,621
Subscriptions received	61,250	--
Current portion of mortgage payable	1,905	1,836

	932,607	526,029

Mortgage payable (note 6)	96,054	97,024

	1,028,661	623,053

SHAREHOLDERS’ EQUITY
Share capital (note 8)	15,687,819	15,662,319

Contributed surplus (note 8)	832,611	781,966

Deficit	(13,463,988)	(13,104,383)
Commitments and Contingencies (Note 10)
Subsequent Events (Note 12)	3,056,442	3,339,902

	$ 4,085,103	$ 3,962,955

Approved by the Directors

“Donald R. Willoughby”

,  Director, CFO

“Vittorio Preto”

,  Director, President

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(UNAUDITED)

(In Canadian Dollars)

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2004	June 30,2004	June 30,2003	June 30, 2003
Revenue
Interest	$ 9,224	$ 17,215	$ 476	$ 925
Rent	560	1,121	560	1,121

	9,784	18,336	1,036	2,046

Expenses
Amortization	1,105	2,201	1,217	2,419
Bank charges & interest	4,592	8,796	4,885	8,978
Filing fees	7,267	8,727	6,676	8,924
Insurance	279	698	201	601
Management fees	7,500	15,000	7,500	15,000
Marketing & promotion	11,379	14,303	257	10,202
Office & miscellaneous	9,624	12,959	3,230	9,214
Professional fees	192,728	211,280	25,012	41,533
Property taxes	4,151	4,151	4,251	4,251
Rent	9,281	18,562	9,282	17,862
Stock option compensation	21,112	50,644	--	--
Telephone	1,917	4,337	2,547	4,858
Transfer fees	3,666	6,929	5,986	8,127
Travel	5,758	6,187	1,290	2,634
Wages & benefits	6,631	13,167	11,124	22,696
	286,990	377,941	83,458	157,299

Net loss before other item	(277,206)	(359,605)	(82,422)	(155,253)

Provision for impairment of and exploration
exploration costs related
to mineral properties	--	--	(51,730)	(55,771)

Net loss for the period	(277,206)	(359,605)	(134,152)	(211,024)

Deficit, beginning	(13,104,383)	(13,104,383)	(12,701,152)	(12,701,152)

Deficit, ending,	$ (13,381,589)	$ (13,463,988)	$ (12,835,304)	$ (12,912,176)

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In Canadian Dollars)

	Three months	Six months	Three months	Six months
	ended	ended	ended	Ended
	June 30, 2004	June 30, 2004	June 30, 2003	June 30, 2003
Cash flows from (used in) operating activities
Net loss for the period	$ (277,206)	$ (359,605)	$ (134,152)	$ (211,024)
Add: Items not involving cash
Amortization – administration	1,105	2,201	1,217	2,419
Provision for impairment of
exploration costs related
to mineral properties	--	--	51,730	55,771
Stock option compensation expense	21,112	50,644	--	--

	(254,989)	(306,760)	(81,205)	(152,834)
Net change in non-cash working
capital balances
Decrease (increase) in exploration tax
Credits and goods and services
Tax recoverable	(15,786)	(13,714)	(4,006)	(2,743)
Decrease (increase) in prepaid expenses	(1,083)	(3,289)	(3,912)	(10,274)
(Decrease) increase in accounts payable	332,234	340,417	91,584	97,248

	60,376	16,654	2,461	(68,603)

Cash flows from (used in) financing activities
Loan from Freeway Properties Inc.	4,842	4,842	10,000	10,000
Mortgage principal repayments	(420)	(901)	(423)	(837)
Subscriptions received	61,250	61,250
Issuance of shares, net of issuance costs	27,500	25,500	--	--

	93,172	90,691	9,577	9,163

Cash flows used in investing activities
Acquisition of equipment	(5)	(5)	(430)	(430)
Exploration costs	(201,758)	(212,981)	(49,304)	(50,937)
Mineral properties	--	--	--	(7,000)

	(201,763)	(212,986)	(49,734)	(58,367)

Increase (decrease) in cash during the period	(48,215)	(105,641)	(37,696)	(117,807)

Cash and short-term investments,
Beginning of the period	2,026,496	2,083,922	44,407	124,518

Cash and short-term investments,
end of the period	$ 1,978,281	$ 1,978,281	$ 6,711	$ 6,711

See accompanying notes to the financial statements.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

Of the cash and short-term investments held at June 30, 2004, $1,825,305 is required to be expended on exploration in accordance with the December 31, 2003 flow through share issue, which raised $2,015,000 in flow through funding.  The company has an urgent need for equity capital and financing for working capital requirements.  The company is not in a position to discharge its liabilities as they become due in the ordinary course of business.

Effective March 7, 2003 the company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These interim financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern.  The interim financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

2.

Significant accounting policies - continued

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfers the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares are credited to share capital and the related exploration costs are charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

3.

Mineral properties

	June 30, 2004	Dec. 31, 2003

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210
Exploration and development costs	2,982	--
	36,192	33,210

Getty Central mineral claims, acquisition costs	111,846	111,846
Exploration and development costs	22	--
	111,868	111,846

Getty North mineral claims, acquisition costs	352,398	352,398
Exploration and development costs	205,868	--
	558,266	352.398

Getty South mineral claims, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,563	--
	1,072,697	1,069,134

Getty Southwest mineral claims, acquisition costs	113,883	113,883
Exploration and development costs	363	--
	114,246	113,883

Transvaal mineral claims,	3,952	--

	$ 1,897,221	$ 1,680,471

Exploration costs provided for are comprised of:

	June 30, 2004	Dec. 31, 2003

Assay	$ 482,201	$ 475,832
Drilling	4,292,035	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,531,935	2,426,207
Metallurgy	228,085	228,085
Other	1,776,174	1,755,624
Provision for impairment and exploration costs	(9,514,843)	(9,514,843)

	$ 216,750	$ ---

Property, building and equipment amortization included in exploration costs during the period amounted to $3,767 (2003 - $4,833).

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak under certain terms which were not met.  On November 8,

2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 common shares of the company at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase is now the subject of a disclosure statement by the Company.

The Transvaal mineral claims were acquired by an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.) which expired on October 15, 2003.  Getty Copper Inc. has entered into an agreement in principle to acquire the Transvaal mineral claims from Genco Resources Inc.  The agreement was subject to an independent fairness opinion on the proposed purchase price of $300,000 to be paid by issuing Getty Copper Inc.'s stock at a deemed price of $0.60 per share and is subject to regulatory approval.  (See note 12)

On December 19, 2003 the company and Genco Resources Inc. entered into a memorandum of understanding with Highland Valley Copper Corporation ("HVC") for it to earn an interest in certain of Getty Copper Inc.'s mineral properties and to form a joint venture if certain conditions are met.  The memorandum of understanding allows HVC to explore and develop certain mineral properties.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in selected mineral claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million is expended and a joint venture will be established with Getty Copper Inc. having a 55% interest and being the operator.  If less than $10 million is expended Getty Copper Inc.'s interest in the joint venture will be 65% providing at least $5 million has been expended.  Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend and offer, on acceptable commercial terms, to lend Getty Copper Inc. 65% of its

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

3.

Mineral properties - continued

portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC:  30% Getty Copper Inc. basis.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at the year ended December 31, 2003 the company had recorded a provision for impairment of its exploration costs in the amount of $9,500,933 and of claims acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds are available to proceed with exploration and development of the mineral properties.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves or until the mineral exploration and development ceases and /or the mineral claims are abandoned.

On April 23, 2004 Highland Valley Copper (HVC) informed Getty Copper Inc. that Phase I of a planned two phase 2004 exploration program had commenced on part of Getty’s mineral property located in the Highland Valley are near Kamloops, British Columbia.  The Phase I program as planned totalled $495,000 comprising 200 line kilometres of line cutting, 180 line kilometres of IP geophysical surveying and approximately 1300 meters of diamond drilling.  The program is designed to identify geophysical targets and/or copper mineralization, which will then be drilled more extensively in Phase II.  All necessary permits have been received and the program started April 14th, 2004.  HVC has retained Teck Cominco Limited to manage the exploration program on its behalf.  Phase I drilling began in mid-May, 2004.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

4.

Property, building and equipment

	June 30, 2004
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 27,361	$ 1,957
Computer equipment	95,859	88,215	7,644
Computer software	74,359	74,359	--
Office equipment	72,062	57,682	14,380
Portable buildings	12,112	11,608	504
Building	178,124	44,320	133,804
Land	22,322	--	22,322

	$ 484,156	$ 303,545	$ 180,611

	December 2003
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	--
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	-- ─	22,322

	$ 493,435	$ 306,860	$ 186,575

See note 6.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2004	$ 1,905
2005	2,050
2006	2,207
2007	91,797

$ 97,959

7.

Income taxes

Significant components of the company's future income tax assets are as follows:

	June 30, 2004	Dec. 31, 2003

Tax value of mineral properties in excess of book value	$ 1,748,000	$ 1,738,000
Tax value of capital assets in excess of book value	111,000	109,000

	1,859,000	1,847,000
Valuation allowance	(1,859,000)	(1,847,000)

	---	---

Net operating loss carryforwards	765,000	803,000
Valuation allowance	(765,000)	(803,000)

	---	---

Net future income tax assets	$ ---	$ ---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

7.

Income taxes - continued

A reconciliation between the company's statutory and effective tax rates is as follows:

	2004	2003

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At June 30, 2004 the company has approximately $2,147,000 of loss carryforwards which may be available to reduce taxable income in future years.

These losses expire as follows:

2004	$ 358,000
2005	397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
2011	250,000

$ 2,147,000

8.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares Issued

Balance at December 31, 2002	33,487,313	12,219,794

Share consolidation	(16,743,656)	--
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral properties (note 3)	6,000,000	1,200,000
Share issue costs	--	(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

Warrants exercised 125,000 @ $0.22	125,000	27,500
Share issue costs	--	(2,000)
Balance, June 30, 2004	27,718,657	$ 15,687,819

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

8.

Share Capital continued…

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of 1 share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share.   The proceeds of the private placement of units will be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval.

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

During 2002 the company issued 2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remained outstanding entitling the holder to purchase a common share at $0.20 up to September 26, 2003.  During 2003, all of the warrants were exercised.

During 2002 the company issued 3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remained outstanding entitling the holder to purchase a common share at $0.22 up to September 24, 2004.  During 2003, 750,000 of these warrants were exercised.

During the six months ending June 30, 2004, 125,000 warrants were exercised at $0.22, resulting in 125,000 common shares issued for $27,500.  These warrants were from a 2002 private placement and were due to expire September 24, 2004, 625,000 warrants remain outstanding at $0.22.

On December 31, 2003 the company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with the private placement, the company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

The remaining 187,500 post consolidation shares held in escrow were released during 2003.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application.  An additional $50,644 (2003-$14,000) in contributed surplus arose as a result of recording stock option compensation expense.  See note 9.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

9.

Stock options

During 2003, the company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $50,644 (2003-Nil) was recognized during the period.

On March 1, 2004 the company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who has been hired to provide financial advisory services. See note 12.

There remains 895,231 common shares reserved for issuance under the company's share option plan.

10.

Commitments and contingencies

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.  The company is also committed to $5,000 per month to Endeavour Financial Services Ltd. for strategic direction and corporate advisory services and in July 2004 will be committed to an additional $13,000 per month to Vanguard Shareholder Solutions Inc. for corporate communication services.

It is possible as a result of the board’s review of the 2002 mineral property acquisition that negotiations will be necessary to resolve any disputes, which may arise between the company and Robak Industries Ltd.  If these negotiations are not successful litigation could result which may impact the company’s outstanding shares or the company’s interest in the Getty South Mineral Properties.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

11.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	June 30, 2004	June 30, 2003

Exploration and development costs incurred	$ 18,338	$ --
Accounts payable	$ 238,821	$ 193,001
Loan from Freeway Properties Inc.	$ 71,463	$ 76,621
Expenses
Interest	$ 4,824	$ 4,329
Management fees	$ 15,000	$ 15,000
Professional fees	$ 10,781	$ 11,387
Rent	$ 3,000	$ 3,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  The fair value of the loan payable is not practical to determine with sufficient reliability due to the uncertainty over the timing and amount of repayment.

c)

Loss per share

As of June 30, 2004 the loss per share is $0.013 and $0.011 fully diluted.

d)

Statement of cash flows

	2004	2003
Cash used in operating activities includes:
Interest paid	$ 3,637	$ 3,701
Interest received	$ 17,215	$ 925

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2004

(In Canadian Dollars)

12.  Subsequent Events:

Subsequent to the six months ending June 30, 2004, 41,000 warrants were exercised, resulting in 41,000 common share issued at a price of $0.22 per share, raising $9,020.

In July 2004, Getty has retained Vanguard Shareholder Solutions Inc. to provide corporate communications services for a monthly fee of $13,000 plus 350,000 stock options for a two year term at a market price to be determined when the contract is approved by the TSX Venture Exchange.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd., to purchase from Genco, nine crown granted mineral claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for the sale price of $300,000 CDN, payable in common shares of Getty Copper Inc. with a deemed value of $0.60 CDN per share. Subsequently, based on an independent fairness opinion, a sale price of $275,000 CDN has been confirmed and awaits approval of the TSX Venture Exchange.

GETTY COPPER INC.

Management’s Discussion & Analysis

For the six months ending June 30, 2004

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.

Increased exploration activity will result in higher general and administrative expenses during 2004 and will increase the loss to be reported for that fiscal period.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2004 should continue at current levels due to simple supply and demand dynamics.

In March 2004, the Company retained Endeavour Financial Ltd. to provide strategic direction and corporate development advice.  On March 1, 2004 the company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. subject to the Company’s normal vesting terms. This agreement calls for monthly payments of $5,000.   The company may terminate this agreement on one month notice after August 31, 2004.

Total Commitments

less than a year

1-3 years

Financial Advisory Services

$10,000

$10,000

Rent

$ 6,000

$ 6,000

Management Fees

$30,000

$30,000

Corporate Communication Services

$156,000

           $ 156,000

Results of Operations

At the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.

The Company’s working capital decreased to $1,074,664 for the six months ending June 30, 2004 from $1,569,880 at December 31, 2003, the decrease  $495,216 in working capital can be attributed directly to expenditures paid during the period as the Company has no source of income other than interest earned on flow through funds held in a term deposit and rent received for a portion of the Logan Lake office.  General and administrative expenditures for the six months ended June 30, 2004 increased to $377,941 compared to $157,299 June 30, 2003.  The increase is largely due to recognizing a stock option compensation of $50,644 (2003-Nil) and professional expenses $211,280 (2003-41,533) which includes an accrual of $151,268 for legal expenses incurred by Blakes Cassels, a law firm engaged to review the company’s December 2002 property purchase agreement.  Professional fees is $211,280 (2003- $41,533) is comprised of $168,712 (2003- $15,646) legal fees, $13,921 (2003- $12,387) accounting fees and $28647 (2003- $13,500) consulting fees.  During the six months ending June 30, 2004 wages have decreased to $13,167 from $22,696 at June 30, 2003, with employment of the office manager/accountant on a part-time basis. The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year end.   The company granted stock options in November 2003 and the compensation expense has been calculated at $50,644.

During the period a computer was purchased for $1005.13 and the company sold a 1981 Suburban truck which was used in exploration works for $1000.00.

Summary of Quarterly Results

	June 30, 2004	Mar 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002
Revenue	$ 18,336	$ 8,552	3,322	2,640	2,046	1,010	976	231
Loss before Extraordinary items	$359,605	$ 82,399	$308,276	$207,849	$155,253	$72,831	$234,865	$132,868
Net loss	$359,605	$ 82,399	$ 03,231	$271,634	$211,024	$76,872	$250,936	$152,565
Loss per share	$0 .013	$0 .0030	$0.0146	$0.0114	$0.0093	$0.0034	$0.0075	$0.0046
Loss per share diluted	$0.011	$0.0026	$0.0126	$0.0108	$0.0030	$0.0030	$0.0065	$0.0038

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During 2003, the company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $50,644 (2003-Nil) was recognized during the period.

On March 1, 2004 the company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who has been hired to provide strategic direction and corporate  advisory services. See note 12.

There remains 895,231 common shares reserved for issuance under the company's share option plan.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd., to purchase from Genco, nine crown granted mineral claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for the sale price of $300,000 CDN, payable in common shares of Getty Copper Inc. with a deemed value of $0.60 CDN per share. Subsequently, based on an independent fairness opinion, a sale price of $275,000 CDN has been confirmed and awaits approval of the TSX Venture Exchange.

Financing Activities

On December 31, 2003 the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

During the six months ending June 30, 2004, 125,000 warrants were exercised at $0.22, resulting in 125,000 common shares issued for $27,500.  These warrants were from a 2002 private placement and were due to expire September 24, 2004, 625,000 warrants remain outstanding at $0.22.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of 1 share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units will be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placement and share for debt settlements.

Outlook

The company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the period ended June 30, 2004 funding is available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the six months ended June 30, 2004 the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the period Freeway Properties Inc., a company controlled by John Lepinski, a director of Getty Copper Inc. paid on behalf of Getty $4,842, for costs incurred directly by Getty.  Preto Geological Inc., a company controlled by Vittorio Preto, Interim President and director of Getty Copper Inc. billed the company $18,338 in fees for geological services.  Cinnamon Jang Willoughby & Company, a professional accounting firm to which Don Willoughby is associated billed the company $10,781 in accounting fees related to tax filings, quarterly report review and other professional accounting related matters.

Outstanding share data

As of August 14, 2004, there were 27,759,657 common shares outstanding.  In addition there were 2,450,000 outstanding stock options with an exercise prices ranging form $ 0.61 to $0.66.  Share purchase warrants outstanding totaled 2,289,0000 exercisable at prices ranging form $0.22  to $0.75.

Additional Disclosure

The Memorandum of Understanding allows Highland Valley Copper (HVC) to explore and develop certain mineral claims controlled by Getty Copper Inc. in the Highland Valley.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest from Getty (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  The claims are subject to a   1 1/2% NSR royalty in favour of Robak Industries Ltd., which is controlled by a director of the company.

If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million has been expended and a 55%(Getty) - 45% HVC joint venture will be established, with Getty as the operator.  If less than $10 million has been expended at the time HVC elects not to further exercise its option, then a 65% (Getty) - 35% (HVC) joint venture will be established.

Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65%, on acceptable commercial terms, of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC: 30% Getty basis.

The exploration work to be undertaken on the property will be carried out by Teck Cominco Ltd., on behalf of Highland Valley Copper and Getty Copper Inc.

This agreement does not include the claims owned by Getty Copper Inc., which include those known as the Getty North mineral claims and a 50% interest in the Getty South mineral claims.

The company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition could not be met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company at a deemed value of $1,200,000, an agreement by the company to finance 100% of the costs to place the Getty South mineral claims into production, and a   1-1/2% net smelter royalty in favour of Robak.

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the company and Genco Resources Inc. were to enter into a joint venture. As the Genco agreement expired on December 31, 2003, Getty entered into an agreement in principle to acquire 100% of the Transvaal claims from Genco subject to an independent fairness opinion on the proposed purchase price of $300,00 to be paid by issuing Getty Copper Inc. shares at a price of $0.60.  Further to an evaluation dated April 2004 and prepared by Ross Glanville and Associates Ltd., the price was set at $275,000 payable by the issuance of 458,3333 shares subject to regulatory approval.  This transaction  is expected to close in Getty’s third fiscal quarter.

On April 23, 2004 Highland Valley Copper (HVC) informed Getty Copper Inc. that Phase I of a planned two phase 2004 exploration program had commenced on part of Getty’s mineral property located in the Highland Valley are near Kamloops, British Columbia.  The Phase I program as planned totalled $495,000 comprising 200 line kilometres of line cutting, 180 line kilometres of IP geophysical surveying and approximately 1300 meters of diamond drilling.  The program is designed to identify geophysical targets and/or copper mineralization, which will then be drilled more extensively in Phase II.  All necessary permits have been received and the program started April 14th, 2004.  HVC has retained Teck Cominco Limited to manage the exploration program on its behalf.  Phase I drilling began in mid-May, 2004.

As of June 30, 2004, Phase I of the field program on the Getty North Property, announced by press release of June 7, 2004 was underway.  Two holes of a planned 10 hole diamond drill program had been completed and a third hole was underway.  Assay results were pending.  The company had also initiated a planned 57 km of line cutting on a new 3 by 2.5 km grid located along the same structural corridor immediately north of the Getty North Deposit as the necessary preparation for geological, geochemical and geophysical surveys and possible later drilling.

It is possible as a result of the board’s review of the 2002 mineral property acquisition that negotiations will be necessary to resolve any disputes, which may arise between the company and Robak Industries Ltd.  If these negotiations are not successful litigation could result which may impact the company’s outstanding shares or the company’s interest in the Getty South Mineral Properties.